Exhibit (a)(5)

November 21, 2012

Dear DUSA Shareholder:

We are pleased to inform you that on November 8, 2012, DUSA Pharmaceuticals, Inc. (“DUSA”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India (“Sun Pharma”), and Caraco Acquisition Corporation, a New Jersey corporation and an indirect wholly-owned subsidiary of Sun Pharma (“Acquisition Sub”). Sun Pharma assigned its rights under the Merger Agreement as of November 16, 2012 to Caraco Pharmaceutical Laboratories, Ltd. (“CPL”), a Michigan corporation, a subsidiary of Sun Pharma and the direct parent of Acquisition Sub.

Under the terms of the Merger Agreement and subject to the conditions set forth in Acquisition Sub’s Offer to Purchase, dated November 21, 2012, and related materials enclosed with this letter, including, among other conditions, the minimum tender condition and the expiration or earlier termination of any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, Acquisition Sub is commencing today a cash tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, no par value, of DUSA (the “Shares”) at a price of $8.00 per Share, net to the seller in cash without interest and subject to any applicable withholding taxes.

Unless extended in accordance with its terms, the Offer is scheduled to expire at 12:00 midnight, New York City time, on December 19, 2012 (which is the end of the day on December 19, 2012), after which time, if all conditions to the Offer have been satisfied or waived, Acquisition Sub will accept for payment all Shares validly tendered pursuant to the Offer and not properly withdrawn. Following the successful consummation of the Offer, Acquisition Sub will merge with and into DUSA on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”), and each Share that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than Shares held in the treasury of DUSA, Shares owned by Sun Pharma, Acquisition Sub or any direct or indirect subsidiary of Sun Pharma or DUSA) will be converted into the right to receive, in cash and without interest, $8.00 per share (or, if a higher amount is paid in the tender offer, such higher amount).

On November 7, 2012, the Board of Directors of DUSA (the “Board”) unanimously (i) approved the Merger Agreement, (ii) declared the Merger Agreement and all of the transactions contemplated thereby, including the Offer and the Merger, to be advisable, (iii) determined that the Merger Agreement and all of the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, DUSA and its shareholders (other than Sun Pharma, Acquisition Sub and their respective affiliates) and (iv) recommended that DUSA’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if necessary, approve the Merger Agreement at any meeting of shareholders of DUSA called to consider approval of the Merger and the Merger Agreement.

In arriving at its recommendation, the Board gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9. Also accompanying this letter is a copy of Acquisition Sub’s Offer to Purchase and related materials. These documents set forth the terms and conditions of Acquisition Sub’s Offer and provide instructions as to how to tender your Shares. We urge you to read and consider each of the enclosed materials carefully.

Very truly yours,

/s/ Robert F. Doman
Robert F. Doman
President and Chief Executive Officer

CORPORATE HEADQUARTERS 25 Upton Drive, Wilmington, MA 01887 - Phone 978.657.7500, Fax 978.657.9193

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